FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                25 October 2005


                               File no. 0-17630


                         CRH - Int div scrip alternative



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Int div scrip alternative


CRH plc ("the Company")


25th October 2005


2005 INTERIM DIVIDEND - SCRIP ALTERNATIVE


CRH plc announces that, under the Company's Scrip Dividend Scheme, 32.12% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Interim Dividend for 2005 to be paid on 4th November 2005.


As a result, a total of 182,387 Ordinary Shares of EUR0.32 each have been allotted. An application will be made for admission of the New Shares to the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities. Dealing in the New Shares is expected to commence on Friday, 4th November 2005.


Enquiries:


Contact

Angela Malone

Company Secretary

Tel: 00 3531 6344 340

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  25 October 2005



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director